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                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                             3TEC ENERGY CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.02 Per Share
                         (Title of Class of Securities)

                                    88575R308
                                 (CUSIP Number)

                                 Floyd C. Wilson
                             3TEC Energy Corporation
                                700 Milam Street
                                   Suite 1100
                              Houston, Texas 77002
                                 (713) 821-7100

                 -----------------------------------------------
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 2, 2003
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any


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     subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88575R308                  13D/A                     Page 2 of 5 Pages


1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Floyd C. Wilson
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO (See Item 3)
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States Citizen
--------------------------------------------------------------------------------
                           7   Sole Voting Power

    Number of Shares             1,575,125
                           -----------------------------------------------------
  Beneficially Owned By    8   Shared Voting Power

  Each Reporting Person        0
                           -----------------------------------------------------
          With             9   Sole Dispositive Power

                               1,575,125
                           -----------------------------------------------------
                           10  Shared Dispositive Power

                               0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,575,125
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     8.9%/(1)/
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------
/(1)/ Based on 16,780,776 shares of common stock issued and outstanding on February 2, 2003, as disclosed to the reporting person by the Issuer.

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Item 1.  Security and Issuer.

         No modification.

Item 2.  Identity and Background.

         No modification.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended and restated in its entirety as follows:

     On August 6, 2001, an agreement was reached with W/E Energy Company L.L.C. ("W/E") to allow Mr. Wilson to put his ownership of W/E for securities of the Issuer. As a result, (i) on August 27, 2001, W/E distributed to Mr. Wilson 200,000 shares of common stock and 297,089 shares of common stock derived from conversion of a senior subordinated convertible note, and (ii) on September 28, 2001, W/E distributed to Mr. Wilson 69,521 shares of common stock and warrants to purchase 290,014 shares of common stock, which are immediately exercisable at $3.00 per share.

     In addition, Mr. Wilson's beneficial ownership includes 1,000 shares purchased by Mr. Wilson with personal funds, 37,500 shares of restricted stock which contains vesting provisions which have not been met at this time, 675,001 shares issuable upon exercise of options granted to Mr. Wilson and 5,000 shares of common stock owned by Wilvest Limited Partnership of which Mr. Wilson is the general partner. Mr. Wilson disclaims beneficial ownership of the shares owned by Wilvest Limited Partnership except to the extent of his pecuniary interest therein.

Item 4.  Purpose of Transaction.

     Item 4 is amended and restated in its entirety as follows:

     Mr. Wilson has acquired his shares of Issuer common stock as a distribution of his membership interest in W/E. As Chairman of the Board and Chief Executive Officer of the Issuer, Mr. Wilson considers stock ownership of the Issuer important and at this time intends to hold such shares for investment. Mr. Wilson may in the future acquire additional shares of common stock through market transactions or otherwise, maintain his current investment, or dispose of some or all of the common stock.

     Mr. Wilson entered into the Voting Agreement described in Item 6 below in order to facilitate the merger of the Issuer with and into Plains Exploration & Production Company. The Voting Agreement is attached hereto as Exhibit 10.1 and incorporated herein by reference.

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Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended and restated in its entirety as follows:

     (a) Mr. Wilson is the beneficial owner of 1,575,125 shares of common stock, representing 8.9% of the Issuer's common stock issued and outstanding. The percentage is based on 16,780,776 shares of common stock issued and outstanding on February 2, 2003. This figure includes 965,015 shares of common stock which Mr. Wilson has the right to acquire (warrants to purchase 290,014 shares of common stock plus 675,001 shares issuable upon exercise of options granted to Mr. Wilson). This figure also includes 37,500 shares of restricted stock which contains vesting provisions which have not been met at this time.

     (b) Mr. Wilson's beneficial ownership includes sole power to vote or to direct the vote and to dispose or direct the disposition of 1,575,125 shares of common stock, including 5,000 shares of common stock owned by Wilvest Limited Partnership of which Mr. Wilson is the general partner. Mr. Wilson disclaims beneficial ownership of the shares owned by Wilvest Limited Partnership except to the extent of his pecuniary interest therein.

     (c) Mr. Wilson has not affected any transaction in common stock during the past sixty (60) days.

     (d) The limited partners of Wilvest Limited Partnership, as well as the general partner, have the right to receive dividends from, or the proceeds from the sale of, the 5,000 shares of common stock owned by Wilvest Limited Partnership.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The following is added to Item 6:

     Mr. Wilson entered into a Voting Agreement (the "Voting Agreement") dated effective February 2, 2003, by and among the Issuer, Plains Exploration & Production Company, a Delaware corporation ("Plains"), and certain other stockholders of the Issuer. Pursuant to the Voting Agreement, Mr. Wilson has agreed that at any meeting of the stockholders of the Issuer or any adjournment thereof or in any other circumstances upon which a vote, consent or approval (including by written consent) is sought, that he shall, including by executing a written consent solicitation if requested by Plains, vote (or cause to be voted) the Subject Shares (as defined in the Voting Agreement) (a) in favor of the Merger (as defined in the Voting Agreement), the adoption by the Issuer of the Merger Agreement (as defined in the Voting Agreement), and the approval of the terms thereof and each of the other Transactions (as defined in the Voting Agreement), and (b) against any transaction, agreement, matter, or 3TEC Acquisition Proposal (as defined in the Voting Agreement) that would

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impede, interfere with, delay, postpone, or attempt to discourage the Merger or the Merger Agreement.

Irrevocable Proxy. Mr. Wilson has irrevocably granted to, and appointed Plains as, his proxy to vote all of his Subject Shares at any meeting of the stockholders of the Issuer (including any adjournments and postponements thereof) on the matters described above, and to execute and deliver any written consents to fulfill his obligations under the Voting Agreement.

Other Covenants. In addition to the above agreements, Mr. Wilson has agreed to certain restrictions upon his ability to (i) transfer (including by gift) the Covered Securities (as defined in the Voting Agreement) or any interest therein,
(ii) enter into any contract, option or other agreement with respect to any transfer of any or all of the Covered Securities or interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Covered Securities, or (iv) deposit any of the Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Covered Securities, provided that Mr. Wilson may transfer any of the Covered Securities to any of his affiliates or any person who is or becomes a party to the Voting Agreement. Further, Mr. Wilson agreed to waive any rights of appraisal, or rights to dissent from the Merger that he may have, and to refrain from taking any action prohibited by Section 7.2 of the Merger Agreement. In addition, Mr. Wilson agreed not to exercise any of the Other Securities (as defined in the Voting Agreement) other than as contemplated by the Merger Agreement.

Item 7.  Material to be Filed as Exhibits.

     The following is added to Item 7:

Exhibit 10.11 - Voting Agreement dated February 2, 2003 among Plains Exploration
                & Production Company, 3TEC Energy Corporation, EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., ECIC Corporation, Floyd C. Wilson, Stephen W. Herod, and R.A. Walker.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 18, 2003

                                        /s/ Floyd C. Wilson
                                        ------------------------------
                                        Floyd C. Wilson


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                                INDEX TO EXHIBITS

EXHIBIT NUMBER          DESCRIPTION
--------------          -----------
     10.11              Voting Agreement dated February 2, 2003 among Plains
                        Exploration & Production Company, 3TEC Energy
                        Corporation, EnCap Energy Capital Fund III, L.P.,
                        EnCap Energy Acquisition III-B, Inc.,
                        BOCP Energy Partners, L.P., ECIC Corporation,
                        Floyd C. Wilson, Stephen W. Herod, and R.A. Walker.